# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sky Harbour Group Corp, CIK 0001823587
CUSIP: 83085C107
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1601 DODGE STREET, SUITE 3300, OMAHA, Nebraska (NE), 68102
Date of event which requires filing of this statement: 10/28/2024
Amends the filing with accession number 0001213900-22-005519
Filed by CIK 0001494582
Persons authorized to receive notices and communications: Joshua P. Weisenburger, Boston Omaha Corporation, 1601 Dodge Street, Suite 3300, Omaha, Nebraska (NE), 68102, (402) 201-2073

## Reporting persons
- BOSTON OMAHA Corp (CIK 0001494582): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 19,942,588; sole dispositive power 19,942,588; aggregate amount beneficially owned 19,942,588 (48.6% of the class); the aggregate amount excludes certain shares
  Comment: (1) This percentage is based on 12,222,809 shares of the Issuer's (as defined below) Class A common stock, par value $0.0001 (the "Class A Stock"), and warrants exercisable for 7,719,779 shares of Class A Stock ("Warrant Shares") held by the Reporting Person.
  
  (2) The Reporting Person beneficially owns 48.6% of the Class A Stock, which is calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 29,391,337 outstanding shares of Class A Stock, as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the 7,719,779 Warrant Shares and plus 3,955,790 shares of Class A Stock sold and issued by the Issuer in a private investment in public equity on December 20, 2024 ("Second Closing PIPE Shares").
  
  (3) The Reporting Person beneficially owns Class A Common which constitutes 24.0% of both outstanding classes of Common Stock of the Issuer as described below which is calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 29,391,337 outstanding shares of Class A Stock and 42,046,356 outstanding shares of Class B common stock, par value $0.0001 per share ("Class B Stock" and together with the Class A Stock, the "Common Stock"), as of November 4, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the 7,719,779 Warrant Shares and plus the 3,955,790 Second Closing PIPE Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Sky Harbour Group Corp
Address of issuer's principal executive offices: 1601 DODGE STREET, SUITE 3300, OMAHA, Nebraska (NE), 68102
Comment: Explanatory Note: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 4, 2022, as amended and supplemented by Amendment No. 1 to Schedule 13D, filed with the SEC on May 21, 2024, and by Amendment No. 2 to Schedule 13D, filed with the SEC on May 31, 2024 (as so amended and supplemented, the "Schedule 13D"). As further described in Item 4, this Amendment No. 3 is being filed in connection with the sale of shares of Class A Stock by the Reporting Person. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Boston Omaha Corporation, a Delaware corporation (the "Reporting Person"), and includes 1,511,831 shares of Class A Stock held by its wholly-owned subsidiary United Casualty and Surety Insurance Company. All investment and voting decisions for the Class A Stock held by the Reporting Person are made by the Reporting Person based on a majority consent of its investment committee, comprised of Mr. Adam K. Peterson and Mr. Joshua P. Weisenburger, each of whom expressly disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary indirect interest he may have therein as a stockholder of the Reporting Person. Current information concerning the identity and background of the directors and officers of the Reporting Person is set forth in Exhibit 2.1 attached hereto, which is incorporated by reference to this Item 2.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

From December 27, 2024 through February 12, 2025, the Reporting Person sold an aggregate of 217,833 shares of Class A Stock at prices ranging between $11.03 and $12.27 per share, for total proceeds of $2,502,082.99, pursuant to Rule 144 under the Securities Act of 1933, as amended. As a consequence, the Reporting Person's beneficial ownership decreased to 19,942,588 shares of Class A Stock (including the 7,719,779 Warrant Shares). The Reporting Person's beneficial ownership represents 48.6% of the outstanding Class A Stock and 24.0% of the combined voting Common Stock, a decrease primarily caused by a 7,911,580 increase in the number of shares of Class A Stock outstanding (including the issuance of the 3,955,790 Second Closing PIPE Shares and the issuance of 3,955,790 shares of Class A Stock by the Issuer in a private investment in public equity on October 25, 2024, as well as other issuances of Class A Stock by the Issuer), as well as by such sale by the Reporting Person of 217,833 shares of Class A Stock. A schedule of each such sale transaction by the Reporting Person is attached hereto as Exhibit 4.1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following sets forth, as of the date of this Amendment No. 3, the aggregate number of shares of Issuer's Class A Stock and percentage of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person, and which the Reporting Person has the sole or shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,391,337 outstanding shares of Class A Stock of the Issuer, as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the Warrant Shares and the Second Closing PIPE Shares.

The following also sets forth the combined voting power of the 19,942,588 shares of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person relative to the Issuer's total outstanding Common Stock, as to which the Reporting Person has the sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,391,337 shares of Class A Stock and 42,046,356 shares of the Issuer's Class B Stock issued and outstanding as of as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the Warrant Shares and plus the Second Closing PIPE Shares.

Reporting Person: Boston Omaha Corporation
Class A Common Stock - Number(1): 19,942,588
Class A Common Stock - %(2): 48.6%
Class B Common Stock - Number: -
Class B Common Stock - %: -
Combined Voting Power - %(3): 24.0%

(1) Consists of 12,222,809 shares of Class A Stock and 7,719,779 Warrant Shares held by the Reporting Person.

(2) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 29,391,337 outstanding shares of Class A Stock, as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the 7,719,779 Warrant Shares and plus the 3,955,790 Second Closing PIPE Shares.

(3) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 29,391,337 outstanding shares of Class A Stock and 42,046,356 outstanding shares of Class B Stock, as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the 7,719,779 Warrant Shares and plus the 3,955,790 Second Closing PIPE Shares. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following sets forth, as of the date of this Amendment No. 3, the aggregate number of shares of Issuer's Class A Stock and percentage of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person, and which the Reporting Person has the sole or shared power to vote or to direct the vote, sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,391,337 outstanding shares of Class A Stock of the Issuer, as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the Warrant Shares and the Second Closing PIPE Shares.

The following also sets forth the combined voting power of the 19,942,588 shares of Class A Stock (including Warrant Shares) beneficially owned by the Reporting Person relative to the Issuer's total outstanding Common Stock, as to which the Reporting Person has the sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,391,337 shares of Class A Stock and 42,046,356 shares of the Issuer's Class B Stock issued and outstanding as of as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the Warrant Shares and plus the Second Closing PIPE Shares.

Reporting Person: Boston Omaha Corporation
Class A Common Stock - Number(1): 19,942,588
Class A Common Stock - %(2): 48.6%
Class B Common Stock - Number: -
Class B Common Stock - %: -
Combined Voting Power - %(3): 24.0%

(1) Consists of 12,222,809 shares of Class A Stock and 7,719,779 Warrant Shares held by the Reporting Person.

(2) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 29,391,337 outstanding shares of Class A Stock, as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the 7,719,779 Warrant Shares and plus the 3,955,790 Second Closing PIPE Shares.

(3) Calculated based on the shares of Class A Stock, including Warrant Shares, beneficially owned by the Reporting Person relative to the Issuer's 29,391,337 outstanding shares of Class A Stock and 42,046,356 outstanding shares of Class B Stock, as of November 4, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024, plus the 7,719,779 Warrant Shares and plus the 3,955,790 Second Closing PIPE Shares. Holders of Class A Stock and Class B Stock are entitled to one vote per share on all matters submitted to the stockholders for their vote or approval.
Transactions in the class effected during the past sixty days: Except as described elsewhere in this Amendment No. 3, including in Item 4 and Exhibit 4.1 incorporated herein by reference, during the past 60 days, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Item 2 hereof, have effected any transactions with respect to the Issuer's Class A Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer's Class A Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2.1 - Schedule of Officers and Directors

Exhibit 4.1 - Schedule of Transactions for Item 4 and Item 5(c) of Amendment No. 3.

## Signatures
- BOSTON OMAHA Corp: /s/ Adam K. Peterson, Adam K. Peterson, President and Chief Executive Officer (02/12/2025)